Brent Siler +1 202 728 7040 bsiler@cooley.com	VIA EDGAR

May 18, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Alan Campbell
Ms. Celeste Murphy

Re:	Clearside Biomedical, Inc.
Registration Statement on Form S-3
Filed May 8, 2020
File No. 333-238128

Ladies and Gentlemen:

On behalf of our client, Clearside Biomedical, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 14, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). In response to the Comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing via EDGAR an amendment to the Registration Statement (the “Amendment”) with this response letter.

Set forth below are the Company’s responses to the Comment. For your convenience, we have incorporated the Comment into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment. Unless otherwise noted, capitalized terms used but not defined herein are used herein as defined in the Amendment.

Registration Statement on Form S-3 filed May 8, 2020

Description of Capital Stock

Choice of Forum, page 16

1.    We note that Article VII of your Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

May 18, 2020

Response to Comment 1:

In response to the Staff’s comment, the Company has revised pages 7, 14 and 15 of the base prospectus included in the Amendment and pages 7, 17 and 18 of the prospectus related to the Company’s sales agreement with Cowen and Company, LLC included in the Amendment as requested. The Company will continue to include such disclosure in the Company’s future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

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Please direct any questions or comments concerning this response letter to either the undersigned at (202) 728-7040 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	George Lasezkay, Clearside Biomedical, Inc.
Charles Deignan, Clearside Biomedical, Inc.
Brian F. Leaf, Cooley LLP
Mark Ballantyne, Cooley LLP

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com